Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Folkert H. Zwinkels

Date of last notice	15 August 2003

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	5 December 2003

No. of securities held prior to change	11,700 options No shares/CUFS

Class	Options and fully paid shares/CUFS

Number acquired	2,925 fully paid shares allotted on exercise of 2,925 options at A$6.4490 per share/CUFS

Number disposed	2,925 option on exercise. 2,925 fully paid CUFS at A$7.0473

+    See chapter 19 for defined terms.

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Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-A$18,863.33 cash paid to exercise options. -Market sale proceeds A$20,513.35 for 2,925 CUFS sold. Scrip was borrowed for the CUFS sale transaction.

No. of securities held after change	8,775 options. Each option confers the right to subscribe for one ordinary share in capital of James Hardie Industries N.V. at an exercise price of A$6.4490 each. Options not exercised by 3 December 2012 expire.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 2,925 options and market sale of 2,925 shares/CUFS.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2